ADMA Biologics, Inc.
465 State Route 17 South
Ramsey, New Jersey 07446
(201) 478-5552

July 30, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Deanna Virginio

Re:	ADMA Biologics, Inc.
Registration Statement on Form S-3
Filed May 28, 2021
File No. 333-256643

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ADMA Biologics, Inc. hereby requests acceleration of the effective date of the above referenced registration statement so that such registration statement may become effective at 4:00 P.M. (Washington, D.C. time) on August 2, 2021, or as soon as practicable thereafter.

ADMA Biologics, Inc.

By:	/s/ ADAM S. GROSSMAN
Name:	Adam S. Grossman
Title:	President and Chief Executive Officer